Exhibit 99.1

The information contained within this announcement is deemed by the Company to constitute inside information as stipulated under the Market Abuse Regulations (EU) No. 596/2014 (as implemented into English law) ("MAR"). With the publication of this announcement via a Regulatory Information Service, this inside information is now considered to be in the public domain.
The UK City Code on Takeovers and Mergers does not apply to Tremor as its registered office is in Israel.

4 September 2023

Tremor International Ltd
(“Tremor” or the “Company”)

Response to Press Speculation

The Board of Tremor notes the recent press speculation and confirms that it is not currently in a sale process.

As noted in Tremor’s announcement on 15 March 2023, from time to time the Company receives inquiries and the Board evaluates such inquiries, as applicable, with its financial advisor. The Board continues to believe in the stand-alone prospects of the business, and also recognizes its fiduciary duties to its shareholders.

A further announcement will be made if and when appropriate.

For further information please contact:

Tremor International Ltd.
Billy Eckert, Vice President of Investor Relations
ir@tremorinternational.com

KCSA (U.S. Investor Relations)
David Hanover, Investor Relations
tremorir@kcsa.com

Vigo Consulting (U.K. Financial PR & Investor Relations)
Jeremy Garcia
Kate Kilgallen
Tel: +44 20 7390 0230 or tremor@vigoconsulting.com

finnCap Ltd.
Jonny Franklin-Adams / Charlie Beeson / George Dollemore (Corporate Finance)
Tim Redfern / Harriet Ward (ECM)
Tel: +44 20 7220 0500

About Tremor International

Tremor International, the parent company of the Nexxen portfolio of advertising technology products and platforms, empowers advertisers, agencies, publishers, and broadcasters around the world to utilize video and Connected TV in the ways that are most meaningful to them. Comprised of a demand-side platform (DSP), supply-side platform (SSP), ad server and data management platform (DMP), Tremor International, through its Nexxen-branded products and platforms, delivers a flexible and unified technology stack with advanced and exclusive data at its core. The Company's robust capabilities span discovery, planning, activation, measurement, and optimization - available individually or in combination - all designed to enable partners to reach their goals, no matter how far-reaching or hyper niche they may be.

Tremor International is headquartered in Israel and maintains offices throughout the United States, Canada, Europe, and Asia-Pacific, and is traded on the London Stock Exchange (AIM: TRMR) and NASDAQ (TRMR).

For more information, visit www.tremorinternational.com and to learn more about the Company's recent rebranding, please visit www.nexxen.com.

Forward Looking Statements

This press release contains forward-looking statements, including forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities and Exchange Act of 1934, as amended. Forward-looking statements are identified by words such as "anticipates," "believes," "expects," "intends," "may," "can," "will," "estimates," and other similar expressions. However, these words are not the only way Nexxen, its parent company, Tremor International, and its affiliates identify forward-looking statements. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements.

These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors that may cause the Nexxen group's actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements. Nexxen cautions you not to place undue reliance on these forward-looking statements. For a more detailed discussion of these factors, and other factors that could cause actual results to vary materially, interested parties should review the risk factors listed in Tremor International's most recent Annual Report on Form 20-F, which was filed with the U.S. Securities and Exchange Commission (www.sec.gov) on March 7, 2023. Any forward-looking statements made by us in this press release speak only as of the date of this press release, and we do not intend to update these forward-looking statements after the date of this press release, except as required by law.